Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES SIGNS A BINDING LETTER OF INTENT FOR
THE SALE OF ITS EAST AMPHI PROPERTY

MONTREAL, Canada, May 11, 2007 - Richmont Mines Inc. (RIC: AMEX-TSX) is pleased to announce that it has signed today a binding letter of intent with Osisko Exploration Ltd. (OSK: TSX-V, EWX: Deutsche Boerse) giving Osisko the exclusive right to acquire a 100% interest in the East Amphi property, which property consists of 87 claims and one mining concession. The property is located immediately north and west of Osisko’s Canadian Malartic property and covers a surface area of approximately 3187 hectares. It includes the underground East Amphi Mine, which is scheduled to close at the beginning of June 2007.

Richmont Mines will sell its 100% interest in the East Amphi property, including surface buildings, in consideration for 1) a cash payment of $2,450,000; 2) such number of common shares of Osisko equivalent to a cash value of $5,000,000, based on the average closing price of the shares for the five trading days prior to the closing date and 3) 100,000 additional common shares of Osisko. Richmont Mines will retain a royalty of 2% of net smelter return (NSR) on a certain portion of the East Amphi property and a 2% NSR royalty on future production of up to 300,000 ounces of gold from another portion of the property.

An amount of $2,000,000 will be held under escrow until Richmont Mines completes the full closure of the East Amphi Mine. Richmont Mines expects full mine closure to be complete by the end of June 2007.

The closing of the transaction is expected to occur on or about June 15, 2007 and is subject to the satisfaction or waiver of certain customary conditions and receipt of all regulatory approvals.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone: (514) 397-1410	Telephone: (716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Listings: TSX – Amex

Web Site: www.richmont-mines.com